

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

September 21, 2010

<u>VIA U.S. Mail and Facsimile</u>

Harold C.F. Dickout
Chief Executive Officer
24 Palace Arch Drive,
Toronto, Ontario, Canada M9A 2S1

   Re: **Americas Wind Energy Corp.**
     Form 10-K for the fiscal year ended July 31, 2009
     Filed November 12, 2009
     Form 10-Q for the fiscal quarter ended April 30, 2010
     File No. 000-50861

Dear Mr. Dickout:

   We have reviewed your response dated August 26, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2009

1. We note your response to prior comment 1 and 2. Please file the amendment, as indicated in your response. We also refer you to FASB ASC 250-10- 50-7 for disclosures that should be included for the correction of an error in previously issued financial statements.

Form 10-Q for the fiscal quarter ended April 30, 2010

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-2

2. We reference your response to prior comment 3 that you agree "other income" related to the impairment of the intangible asset and the extinguishment of debt due EWT should have been presented as part of operations and you will amend the Form 10-Q for April 30, 2010 to make this correction. Please file the amendment, as indicated in your response. We also refer you to FASB ASC 250-10- 50-7 for disclosures that should be included for the correction of an error in previously issued financial statements.

Note 10. Commitments and Contingencies, page F-9

3. In the amended Form 10-Q for April 30, 2010, please revise to include a discussion of the nature of the $4 million in total settlement payments due to EWT under the terms of the agreement, similar to your response to prior comment 5.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief